April 24, 2017

By EDGAR Transmission and FedEx

Ms. Melissa Raminpour

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: American Airlines Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 22, 2017

Form 8-K furnished on January 27, 2017

File No. 001-08400

Dear Ms. Raminpour:

This letter (the “Letter”) responds to the comment letter of the Staff of the Division of Corporation Finance, dated March 22, 2017, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2016 of American Airlines Group Inc. (“American”) and the current report on Form 8-K furnished on January 27, 2017 by American. The Staff’s comments are included for reference below, along with American’s responses to the comments.

1.	Comment: In your response to comment 1 in our letter dated March 22, 2017, you state that U.S. air carriers are not prohibited from selling tickets for travel to or from Syria or Sudan on flights operated by other carriers. However, you do not specify whether you engage, or have engaged, in such activity. Please clarify for us whether you sell tickets for travel to Syria and/or Sudan, and whether you have done so since your letter to us dated June 3, 2013. As we noted in comment 1, your website lists flights to Khartoum, Sudan.

In order to clarify our prior answer, we hereby advise you that American Airlines does not currently sell, and has not since June 3, 2013 sold, tickets to or from Syria or Sudan, whether on flights operated by American Airlines or on flights which carry the “AA” marketing code but are operated by partner airlines on a code-share basis. While we acknowledge that although Khartoum, Sudan has been displayed on our website (www.aa.com), a customer cannot create an itinerary involving Khartoum and the website produces an error message when such an itinerary is submitted. In order to avoid future confusion as to whether or not American Airlines provides service to or from Khartoum, we are in the process of taking steps to remove that destination from the distribution outlets operated by us, including www.aa.com.

Since June 3, 2013, the only involvement of American Airlines in the provision of transportation to or from Syria or Sudan has been in connection with requests to redeem miles under our loyalty program, AAdvantage. Under that program, AAdvantage members accrue and redeem mileage credits that are redeemable on flights operated by American Airlines, on flights operated by partner airlines on a code-share basis, and on flights operated solely by other airlines that participate in the AAdvantage program. During this time period, members of the AAdvantage program have redeemed a limited number of AAdvantage mileage credits for travel involving Syria and Sudan on flights operated by Etihad Airways, Gulf Air, Royal Jordanian and Qatar Airways. These transactions have been highly limited in number and deminimis in their financial significance. For example, during 2016, AAdvantage customers redeemed AAdvantage mileage accruals for only 24 tickets that involved travel on other airlines to or from Syria or Sudan.

As indicated in our prior correspondence, it is American’s policy to comply with U.S. economic sanctions laws, and our highly limited activities involving Syria and Sudan have at all times been in compliance with those laws.1

2.	Comment: You state in your responses to comments 1 and 2 in our letter dated March 22, 2017, that your contacts with Syria or Sudan “if any” are limited. Please clarify for us whether you have had direct or indirect contacts with Syria and/or Sudan since your letter to us dated June 3, 2013, and describe to us all such contacts.

American Airlines’ officials have had no direct or indirect contacts with Syria or Sudan in any capacity since our letter to you dated June 3, 2013. The use of the phrase “if any” in our April 3, 2017 letter was intended to reference the AAdvantage accruals and redemptions on third party airlines described above to the extent that such activity could be viewed as an “indirect” contact with Syria or Sudan.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please contact me at (202) 496-5643 or Tony Richmond at Latham & Watkins LLP at (650) 463-2643

Very truly yours,

/s/ Howard E. Kass

Howard E. Kass

Vice President, Regulatory Affairs

American Airlines Group Inc.

1 We note that, pursuant to 31 CFR § 542.211(c) and 31 CFR § 538.212(d), the arrangement or facilitation of travel to or from Syria and Sudan, respectively, as well as all transactions ordinarily incident to such travel, are specifically exempted from U.S. sanctions.

cc:	Effie Simpson, U.S. Securities and Exchange Commission
Stephen L. Johnson, American Airlines Group Inc.
Derek J. Kerr, American Airlines Group Inc.
Michael R. Carreon, American Airlines Group Inc.
Tony Richmond, Latham & Watkins LLP

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